Exhibit 3.2

BPGC Acquisition Corp.

Set forth below is a description of the key terms of the Series C preference shares, par value US$0.0001 per share of BPGC Acquisition Corp. (the “Company”). This description is qualified in its entirety by reference to the Company’s amended and restated memorandum and articles of association, as amended, which is incorporated herein by reference and filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 to which this summary is also attached as an exhibit.

Terms of Series C Preference Shares

Title	Series C preference shares, par value US$0.0001 per share (the “Preference Shares”)

Ranking	The Preference Shares will, respect to rights to receive dividends and to participate in distributions or payments upon liquidation, dissolution or winding up, rank pari passu to the Class B ordinary shares of the Company. For the avoidance of doubt, the Preference Shares shall not be entitled to receive any distribution from the Company’s trust account.

Dividends	When, as, and if declared by the board of director of the Company, subject to pari passu treatment described in “Ranking” above.

Liquidation Preference	None. Pari passu with Class B ordinary shares as described in “Ranking” above. For the avoidance of doubt, the Preference Shares shall not be entitled to receive any distribution from the Company’s trust account.

Voting

Votes per Preference Share to be 10 (the “Exchange Ratio”), such that the number of votes for 430,000 Preference Shares equals 4,300,000.

Subject to the Articles of Association of the Company, and as set forth herein, the Preference Shares shall vote together with the Class A Shares and Class B Shares as a single class on all matters. The Preference Shares shall not have the right to vote (i) as a class with Public Shares on a Business Combination (each as defined in the Company’s articles of association) or (ii) prior to a Business Combination, on the appointment or removal of any director of the Company.

Protective Provisions	None.

Optional Conversion	None
Mandatory Conversion	Each Preference Share shall automatically convert into a number of Class A ordinary shares equal to the Exchange Ratio immediately prior to Company’s consummation of a Business Combination, or if such Business Combination is to be consummated in multiple steps, immediately prior to the first such step that involves the Company, but in no event prior to any general meeting called for the purpose of approving a Business Combination.

References in this section to “converted,” “conversion” or “exchange” shall mean the compulsory redemption without notice of Preference Shares of any Member and, on behalf of such Members, automatic application of such redemption proceeds in paying for such new Class A Shares into which the Preference Shares have been converted or exchanged at a price per Preference Share necessary to give effect to a conversion or exchange calculated on the basis that the Class A Shares to be issued as part of the conversion or exchange will be issued at par. The Class A Shares to be issued on an exchange or conversion shall be registered in the name of such Member or in such name as the Member may direct.

Put Rights	None.

Call Rights	None.